MINDS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

March 3, 2017



Independent Accountant's Review Report

To Management
Minds, Inc.
Wilton, CT

I have reviewed the accompanying balance sheet of Minds, Inc. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 3, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MINDS, INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015

_____

ASSETS

		2016		2015
CURRENT ASSETS				
Cash	$	3,596	$	19,048
Prepaid Expenses		38,009		-
TOTAL CURRENT ASSETS		41,605		19,048
TOTAL ASSETS	$	41,605	$	19,048

LIABILITIES AND SHAREHOLDERS' EQUITY

		2016		2015
CURRENT LIABILITIES				
Accounts Payable		11,539		15,230
TOTAL CURRENT LIABILITIES		11,539		15,230
NON-CURRENT LIABILITIES				
Line of Credit		568,723		207,247
TOTAL LIABILITIES		580,262		222,477
SHAREHOLDERS' EQUITY				
Capital Stock (5,000,000 shares authorized, 2,000,000 shares issued and outstanding. $.001 par value)		2,000		2,000
Additional Paid in Capital		291,563		291,563
Retained Earnings (Deficit)		(832,219)		(496,991)
TOTAL SHAREHOLDERS' EQUITY		(538,656)		(203,428)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	41,605	$	19,048

MINDS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	**2015**
Operating Income		
Advertising Revenue	$ 89,704	$ 55,463
Hosting Revenue	7,992	-
Consulting Revenue	-	3,000
Cost of Revenue	(98,848)	(62,584)
Gross Profit	(1,152)	(4,120)
Operating Expense		
Contract Labor	137,185	97,525
Employee Salaries and Benefits	100,068	68,099
Marketing	52,598	30,111
General and Administrative	12,811	14,549
Professional Services	-	7,563
Rent	1,100	779
Travel	2,220	6,873
	305,982	225,499
Net Income from Operations	(307,134)	(229,619)
Other Income (Expense)		
State and Local Tax	(567)	(895)
Interest Expense	(27,527)	(6,477)
Net Income	$ (335,228)	$ (236,992)

MINDS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (335,228)	$ (236,992)
Change in Prepaid Expenses	(38,009)	-
Change in Payables	(3,690)	10,037
Net Cash Flows From Operating Activities	(376,927)	(226,955)
Cash Flows From Financing Activities		
Borrowings on Line of Credit	335,078	200,770
Change in Accrued Interest	26,397	6,477
Net Cash Flows From Financing Activities	361,475	207,247
Cash at Beginning of Period	19,048	38,755
Net Increase (Decrease) In Cash	(15,452)	(19,708)
Cash at End of Period	$ 3,596	$ 19,048

Unaudited- See accompanying notes.

MINDS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016 AND 2015

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Minds, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and the State of Connecticut. The Company operates an online social netowrking platform and derives revenue from advertising and hosting content.

The Company will conduct an equity crowdfund offering during the first and second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Equity Based Compensation

In 2011, the Company adopted an equity compensation plan ("the Plan") in order to attract and retain the best available personnel for positions of substantial responsibility, provide incentives to employees, directors, and consultants, and to promote the success of the Company's business. Participants in the plan may be granted the opportunity to purchase equity in the Company in connection with services rendered to the Company on terms specified by the Plan. The purchase price of equity transferred under the Plan is the fair market value of the Company's stock as of the date the option to purchase stock is exercised.

4

As of the end of fiscal years 2015, and 2016, options outstanding and fully vested were as follows:

	2015	2016
Options Outstanding	500,000	500,000
Options Vested	111,198	174,132

Line of Credit

In 2015, the Company entered into an agreement with a related party to provide a line of credit for the Company's use. Credit available under the line may not exceed $1,000,000. The outstanding balance accrues interest at the rate of 8% annually. The line of credit, including any accrued interest, will come due at the earlier of a financing event in excess of $5,000,000, sale of the Company, or December 31, 2017, the expiration date of the line of credit.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States. The Company incurred net operating losses during tax years 2015 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Income Tax in the State of Connecticut. The Company's 2015 Connecticut Income Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2019. The Company's 2016 Franchise Tax filing for the State of Connecticut will be subject to inspection until 2020.

The Company is subject to Annual Report and Franchise Tax requirements in the State of Delaware. The Company's 2015 Delaware Franchise Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2019. The Company's 2016 Franchise Tax filing for the State of Delaware will be subject to inspection until 2020.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 3, 2017, the date that the financial statements were available to be issued.